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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              AMENDMENT NO. 3 TO
                                SCHEDULE 14D-9

                    SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                PROXICOM, INC.
                            (Name of Subject Company)

                                PROXICOM, INC.
                        (Name of Person Filing Statement)

                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)
                                  744282 104
                    (Cusip Number of Class of Securities)

                           David R. Fontaine, Esq.
                  Senior Vice President and General Counsel
                                Proxicom, Inc.
                          11600 Sunrise Valley Drive
                            Reston, Virginia 20191
                                (703) 262-3200
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notice and Communications
                  On Behalf of the Person Filing Statement)

                                 With a Copy to:

                          Andrew R. Brownstein, Esq.
                        Wachtell, Lipton, Rosen & Katz
                             51 West 52nd Street
                           New York, New York 10019
                                (212) 403-1000

      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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                      AMENDMENT NO. 3 TO SCHEDULE 14D-9

      This Amendment No. 3 to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended, the "Schedule 14D-9") initially filed with the Securities and Exchange Commission on May 3, 2001 by Proxicom, Inc. (the "Company"), relating to a tender offer commenced by PFC Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Compaq Computer Corporation, on May 3, 2001 to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company.

      The information in the Schedule 14D-9 is hereby expressly incorporated herein by reference, except as otherwise set forth below.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

      Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

 Exhibit
   No.                               Description
   --                                -----------
 (a)(8) Press release issued by the Company on May 7, 2001 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Company on May 7, 2001).

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       PROXICOM, INC.


                                       By:  /S/ David R. Fontaine
                                            ---------------------------
                                            Name:  David R. Fontaine
                                            Title:  Senior Vice President and
                                                    General Counsel


Dated:  May 7, 2001